Exhibit 23.2

Petroleum Engineer Consent and Report Certificate of Qualification

LaRoche Petroleum Consultants, Ltd. hereby consents to the use of the name and to references to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Lilis Energy, Inc. for the year ended December 31, 2019 (the “Annual Report”). We hereby further consent to the inclusion in the Annual Report of estimates of oil and natural gas reserves contained in our report dated March 12, 2020, and to the inclusion of our report as an exhibit to the Annual Report and in all current and future registration statements of the Company that incorporate by reference such Annual Report.

/s/ LaRoche Petroleum Consultants, Ltd.
LaRoche Petroleum Consultants, Ltd.
Texas Registered Engineering Firm F-1360

April 30, 2020